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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-91741

                             COWLITZ BANCORPORATION
                           NORTHERN BANK OF COMMERCE
           SUPPLEMENT TO JOINT PROXY STATEMENT DATED JANUARY 11, 2000

    As described in the Joint Proxy Statement, the merger agreement between Cowlitz Bancorporation, Cowlitz Bank and Northern Bank of Commerce sets forth a procedure for calculating the consideration to be paid to Northern Bank shareholders upon closing of the proposed merger between Northern Bank and Cowlitz Bank. The number of shares of Cowlitz Bancorp common stock Northern Bank shareholders will receive in the merger is based on a formula that takes into account Northern Bank's shareholders' equity as of the effective date of the merger, and that uses a fixed value for Cowlitz Bancorp common stock of $6.563 per share in determining the exchange ratio. This formula is described in detail on pages 27-28 of the Joint Proxy Statement.

    As a part of Northern Bank's ongoing loan review process, its board of directors has determined that it is appropriate to add an additional $400,000 to its loan loss reserve as of December 31, 1999. In addition, the merger agreement requires an independent review of Northern Bank's loan portfolio to be conducted prior to closing of the merger. This review was completed on January 13, 2000. Based on the results of this review, under the criteria set forth in the merger agreement and described on pages 28-29 of the Joint Proxy Statement, the reviewer recommended that Northern Bank increase its allowance for loan losses by an additional $50,000. Following this review, Northern Bank increased its allowance for loan losses by an additional $50,000 as of December 31, 1999.

    These increases in loan loss reserve have the effect of reducing Northern Bank's shareholder equity. At December 31, 1999, Northern Bank's shareholders' equity (as adjusted for financial advisors' fees and estimated closing costs) had decreased by $591,673 from the November 30, 1999 equity to $3,298,294.

    Based on the formula set forth in the merger agreement, if the merger had been concluded on December 31, 1999, the number of shares of Cowlitz Bancorp common stock Northern Bank shareholders would have received for each Northern Bank share would have been reduced to 0.516532 shares. Further, based on the value of Cowlitz Bancorp's common stock as of January 26, 2000, the value of the stock consideration Northern Bank shareholders would have received for each Northern Bank share would have been reduced to $2.58. The actual exchange ratio will be based on the shareholders' equity of Northern Bank immediately prior to closing, so the actual exchange ratio to be used in the merger may be materially different from the exchange ratio at December 31, 1999. The actual value of the Cowlitz Bancorp shares Northern Bank shareholders receive in the merger will depend on the price of Cowlitz Bancorp shares on the closing date. None of these adjustments affect the $1.63 per share in cash to be deposited in the escrow account by Cowlitz Bancorp, as described in detail in the proxy statement.

    Northern Bank's management believes the increase in the loan loss reserve provides additional protection against potential loan and lease losses, and thus strengthens Northern Bank's loan portfolio. Following the review of the loan portfolio, and taking into account the adjustments described above, the Boards of Directors of both Cowlitz Bancorp and Northern Bank continue to unanimously recommend that their respective shareholders vote "FOR" the merger. A blank proxy card is included with this Supplement. If you have already signed and mailed a proxy card, you may either do nothing, in which case the proxy you previously submitted will remain in effect, or revoke that proxy by completing, signing and mailing a new proxy card with a later date. See "Proxies and Voting Instructions" at pages 24-25 in the Joint Proxy Statement.

                   THIS SUPPLEMENT IS DATED JANUARY 27, 2000.